NEWS RELEASE	RUBICON
MINERALS CORPORATION

TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR03-36 DECEMBER 1, 2003

RUBICON MINERALS CORPORATION RELEASES THIRD QUARTER REPORT

VANCOUVER, CANADA: David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) announces the release of the Company's Third Quarter Report for the nine months ended September 30, 2003.

Selected Financial Information - Nine months ended September 30, 2003
(for the complete unaudited financial statements, see Schedule A of the Company's Third Quarter 2003 Report)

During the nine months ended September 30, 2003, the Company's overall exploration and acquisition expenditures were $8,150,023 (nine months ended September 30, 2002 - $5,880,757), of which $3,754,609 or 48.3% was funded by joint venture partners and government incentives (nine months ended September 30, 2002 - $1,920,671 or 32.7%).

On a year-to-date basis, the Company's net loss to September 30, 2003 was $880,304 ($0.02 loss per share), compared with $720,631 ($0.02 loss per share) to September 30, 2002. These losses are inclusive of general and administrative charges and non-cash charges attributed to property write-offs (September 30, 2003 - $1,396; September 30, 2002 - $33,879) amortization (September 30, 2003 - $7,422; September 30, 2002 - $9,020) and stock-based compensation to consultants (September 30, 2003 - $60,711; September 30, 2002 - $133,675).

The Company had a net working capital balance of approximately $9,976,727 as at September 30, 2003, compared to $795,947 at December 31, 2002. The improvement in the Company's net working capital position during the quarter has resulted largely from the Company's completion of a major financing in August 2003 which raised approximately $7.4 million net of issue costs.

All amounts stated in this release are in Canadian funds.

If you would like to receive a copy of the Company's Quarterly Report, please call 604.623.3333, toll free 1.866.365.4706 or send an E-mail to lizm@rubiconminerals.com. The Quarterly Report can also be downloaded from SEDAR at www.sedar.com.

Rubicon controls significant property positions in Red Lake, Ontario, and has recently entered into two option agreements with Goldcorp Inc. and Wolfden Resources, respectively, on three portions of Rubicon's property. In addition, the Company has a strong treasury of more than $9.8 million which allows it to explore its 100% controlled properties. Rubicon also controls major land holdings in Newfoundland including the Golden Promise project currently under option to Placer Dome where five drill holes of a planned 8-10 drill hole program have been completed to date. Rubicon also controls 50.1% of a private Nevada exploration company.

RUBICON MINERALS CORPORATION

David W. Adamson

_________________________________
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com Rubicon Minerals Corporation Suite 888-1100 Melville Street, Vancouver BC CANADA V6E 4A6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.	Page 1 of 1

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.